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                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-33-S

               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

                        Filed under Section 33(e) of the

             Public Utility Holding Company Act of 1935, as amended


                   For the fiscal year ended December 31, 2002

       Filed pursuant to the Public Utility Holding Company Act of 1935 by

                                    TXU Corp.
                                  Energy Plaza
                                1601 Bryan Street
                               Dallas, Texas 75201


 This Commission is requested to mail copies of all communications relating to this Annual Report to:

                              Robert A. Wooldridge
                                Hunton & Williams
                                  Energy Plaza
                          1601 Bryan Street, 30th Floor
                               Dallas, Texas 75201

                                   May 1, 2003




           ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES-PAGE 1

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         TXU Corp. (the "Company"), a Texas corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files with the Securities and Exchange Commission ("Commission") this Annual Report Concerning Foreign Utility Companies pursuant to Section 33(e) of the Act and Rule 57(b) of the implementing regulations thereunder 17 C.F.R. Section 250.57(b)(1996). The Company is an associate company of each of
(1) TXU Electricity Limited, (ii) Compania Mexicana de Gas S.A. de C.V.; (iii) TXU Networks (Gas) Pty Ltd; (iv) TXU Nordic Energy Oy; (v) Stadtwerke Kiel AG;
(vi) Parque Eolico La Carracha S.L.; (vii) Parque Eolico Plana de Jarreta S.L.;
(viii) Atro Oyj; (ix) TXU Europe Renewable Generation Limited; and (x) Braunschweiger Versargungs AG, each a foreign utility company under the Act.1

         ITEM 1.

         A. NAME, LOCATION AND BUSINESS ADDRESS OF EACH FOREIGN UTILITY COMPANY ("FUCO").

         1.       TXU Electricity Limited
                  Level 33
                  385 Bourke Street
                  Melbourne 3000
                  Australia

         2.       Compania Mexicana de Gas S.A. de C.V.
                  Calle San Nicolas de las Garza Nte.
                  2901 Colonia Cementos C.P. 64520
                  Monterrey N.L.
                  Mexico

         3.       TXU Networks (Gas) Pty. Ltd.
                  Level 33
                  385 Bourke Street
                  Melbourne 3000
                  Australia

         4.       TXU Nordic Energy Oy
                  Toolonkatu 4, PL 1163
                  00101 Helsinki, Finland

--------

1 Although TXU Corp., indirectly through a subsidiary, still owns outstanding securities of TXU Nordic Energy Oy, Stadtwerke Kiel AG, Parque Eolico La Carracha S.L., Parque Eolico Plana de Jarreta S.L., Atro Oyj, TXU Europe Renewable Generation Limited, and Braunschweiger Versargungs AG (collectively, the "European FUCOs"), the intermediate subsidiary between TXU Corp. and the European FUCOs, TXU Europe Limited, and certain of its subsidiaries, were admitted into administration proceedings in the United Kingdom on November 19, 2002. The appointed administrators control TXU Europe Limited and those subsidiaries in administration, which are the parent companies of the companies that directly own the outstanding securities of the European FUCOs. Therefore, although the European FUCOs have been included in this Report, no inference should be drawn that the European FUCOs are still subsidiaries of TXU Corp. (as such term is defined in the Public Utility Holding Companies Act of 1935, as amended) since TXU Corp.'s subsidiaries may not own voting securities of the European FUCOs.


           ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES-PAGE 2

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         5.       Stadtwerke Kiel AG
                  Knooper Weg 75
                  24116
                  Kiel
                  Germany

         6.       Parque Eolico La Carracha S.L.
                  Paseo de la Independencia 10
                  Zaragoza
                  Spain

         7.       Parque Eolico Plana de Jarreta S.L.
                  Paseo de la Independencia 10
                  Zaragoza
                  Spain

         8.       Atro Oyj
                  Asamakatu 20, 70100
                  Kuopio
                  Finland

         9.       TXU Europe Renewable Generation Limited
                  The Adelphi
                  1-11 John Adam Street
                  London
                  England

         10.      Braunschweiger Versargungs AG
                  Taubenstra(beta)e 7, 38106
                  Brunswick, Germany

         B. DESCRIPTION OF THE FACILITIES UTILIZED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

         1. TXU Electricity Limited (formerly known as Eastern Energy Limited) ("TXU Electricity") is engaged in the distribution of electric energy for sale in the State of Victoria, Australia. TXU Electricity's distribution network primarily consists of (i) subtransmission 66kV closed loop supplied from the main grid terminal station busses, (ii) 50 zone substations, where voltage is transformed from 66 kV to supply 22 kV, and (iii) 53,500 distribution substations or transformers, where voltage is transformed to 415/240 V. TXU Electricity has eight connections with SPI PowerNet. TXU Electricity has approximately 2,210 km of 66kV overhead lines, 29,309 km of 22kV, 12.7 kV, 11 kV and 6.6 kV overhead and underground distribution feeders, 12,058 km of overhead and underground low voltage lines, and 336,000 poles in service. TXU


           ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES-PAGE 3

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Electricity has approximately 670,000 meters in service for the metering of electricity usage, of which approximately 21,500 are electronic and 648,500 are electro-mechanical.

         2. Compania Mexicana de Gas S.A. de C.V. ("CMG") owns a natural gas distribution system in Monterrey, Mexico that includes 751 miles of gas pipeline.

         3. TXU Networks (Gas) Pty. Ltd. (formerly known as Westar Pty. Ltd.) ("TXU Networks") is the holder of a gas distribution license, which provides a right to distribute gas within a defined geographical area in Victoria, Australia. TXU Network's gas distribution network includes approximately 300 km of pipelines over approximately 2100 square km in the western and northwestern Melbourne metropolitan area, together with 20 rural localities in central and western Victoria.

         4. TXU Nordic Energy Oy, (formerly known as Teollisuuden Sahkonmyynti
Oy) ("TNE") is a corporation incorporated in Finland that owns 14.7% of the total outstanding shares in Pohjolan Voima Oy ("PVO"), a company incorporated in Finland. PVO owns 25% of the outstanding securities in Fingrid Oyj ("Fingrid"), the national transmission grid company in Finland. PVO also indirectly through subsidiaries owns all or a portion of electric generators that generate approximately 3.361 mega watts per year.

         5. Stadtwerke Kiel AG ("Kiel") is a German municipal utility based in the City of Kiel, Germany. Kiel has approximately 250,000 electricity and gas customers, owns generators that supply approximately 175 mega watts of power generation and an electric distribution system consisting of approximately 3,600 km of electric lines located in and around the City of Kiel.

         6. Parque Eolico La Carracha S.L. ("P.E. Carracha") is a project company which is developing a series of windmill generators in Aragon, Spain.

         7. Parque Eolico Plana de Jarreta S.L. ("P.E. Plana") is a project company which is developing a series of windmill generators in Aragon, Spain.

         8. Atro Oyj is a regional electricity distribution company located in Finland with 100,000 customers and owning distribution wires to serve such customers. Atro Oyj was included as part of the Form U-57 filed by the Company for TXU Europe.

         9. TXU Europe Renewable Generation Limited ("RGL") owns four wind turbine generator units. Three units have an overall capacity of 3.6 mega watts and are located at Newcastle Emlyn in Wales. This asset was sold in early 2003. The fourth unit has a capacity of one mega watt and is located in County Antrim in North Ireland and is currently being considered for sale. During 2002, construction of three additional turbines was completed at Stronsay, Orkney with a total capacity of 2.3 mega watts. This asset is also being considered for sale.

         10. Braunschweiger Versargungs AG ("BVAG") is a German municipal utility based in the City of Braunschweiger, Germany. BVAG owns a distribution network located in and around the German City of Brunswick that consists of 38.2 km (22.5 miles) of transmission voltage electric lines and 1958.9 km (1152.9 miles) of distribution voltage electric lines.


           ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES-PAGE 4

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         C. IDENTIFICATION AND DESCRIPTION OF EACH SYSTEM COMPANY THAT HOLDS AN
INTEREST IN THE FUCO(s).

         1. TXU Electricity. TXU Electricity is a wholly-owned subsidiary of TXU Australia Pty Ltd which is a wholly-owned subsidiary of TXU Australia Holdings Pty Ltd, which is a wholly-owned subsidiary of TXU Australia Holdings (Partnership) L.P. which is held 49.75% by TXU Australia (LP) No. 1 Limited ("TXUA No. 1"), 49.75% by TXU Australia (LP) No. 2 Limited ("TXUA No. 2"), and 0.5% by TXU Australia Holdings (AGP) Pty Ltd ("AGP"). TXUA No. 1, TXUA No. 2 and AGP are all wholly-owned subsidiaries of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly-owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         2. CMG. Enserch de Monterrey S.A. de C.V. ("Monterrey") owns 60% of the shares of CMG. Monterrey is a wholly-owned subsidiary of Enserch de Mexico S.A. de C.V. which is a wholly-owned subsidiary of National Pipeline Company which is a wholly-owned subsidiary of TXU Energy Industries Company, which is a wholly-owned subsidiary of the Company.

         3. TXU Networks. TXU Networks is a wholly-owned subsidiary of TXU (No.
9) Pty. Ltd. which is a wholly-owned subsidiary of TXU (No. 8) Pty. Ltd. which is a wholly-owned subsidiary of TXU Australia Pty. Ltd., which is a wholly-owned subsidiary of TXU Australia Holdings Pty. Ltd., which is a wholly-owned subsidiary of TXU Australia Holdings (Partnership) L.P. which is held 49.75% by TXU Australia (LP) No. 1 Limited ("TXUA No. 1"), 49.75% by TXU Australia (LP) No. 2 Limited ("TXUA No. 2"), and 0.5% by TXU Australia Holdings (AGP) Pty Ltd ("AGP"). TXUA No. 1, TXUA No. 2 and AGP are all wholly-owned subsidiaries of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly-owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         4. TNE. TNE is 80.1% owned by TXU Europe Group plc (in administration) which is a wholly-owned subsidiary of The Energy Group Limited (in administration), which is a wholly-owned subsidiary of TXU Acquisitions Limited (in administration), which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd (in administration) and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe Ltd. is a wholly-owned subsidiary of TXU Finance (No. 3) Limited which is a wholly-owned subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company is a wholly-owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.


           ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES-PAGE 5

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         5. Kiel. Kiel is 51% owned by TXU Germany Limited which is a wholly-owned subsidiary of TXU Europe Group plc (in administration) which is a wholly-owned subsidiary of The Energy Group Limited (in administration), which is a wholly-owned subsidiary of TXU Acquisitions Limited (in administration), which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd (in administration) and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe Ltd. is a wholly-owned subsidiary of TXU Finance (No. 3) Limited which is a wholly-owned subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No.
1) Holdings Company owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company is a wholly-owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         6. P. E. Carracha. P.E. Carracha is 40% owned by TXU Europe Energy Trading BV, which is a wholly-owned subsidiary of TXU Europe Energy Trading Limited which is a wholly-owned subsidiary of TXU (UK) Holdings Limited which is a wholly-owned subsidiary of TXU Europe Group plc (in administration) which is a wholly-owned subsidiary of The Energy Group Limited (in administration), which is a wholly-owned subsidiary of TXU Acquisitions Limited (in administration), which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd (in administration) and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe Ltd. is a wholly-owned subsidiary of TXU Finance (No. 3) Limited which is a wholly-owned subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No.
1) Holdings Company owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company is a wholly-owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         7. P. E. Plana. P.E. Plana is 40% owned by TXU Europe Energy Trading BV, which is a wholly-owned subsidiary of TXU Europe Energy Trading Limited which is a wholly-owned subsidiary of TXU (UK) Holdings Limited which is a wholly-owned subsidiary of TXU Europe Group plc (in administration) which is a wholly-owned subsidiary of The Energy Group Limited (in administration), which is a wholly-owned subsidiary of TXU Acquisitions Limited (in administration), which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd (in administration) and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe Ltd. is a wholly-owned subsidiary of TXU Finance (No. 3) Limited which is a wholly-owned subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No.
1) Holdings Company owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company is a wholly-owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.


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         8. Atro Oyj. Atro Oyj is 45% held by TXU Finland Holdings Limited which is a wholly-owned subsidiary of TXU Europe Group plc (in administration) which is a wholly-owned subsidiary of The Energy Group Limited (in administration), which is a wholly-owned subsidiary of TXU Acquisitions Limited (in administration), which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd.
TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd (in administration) and
10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings
Company is a wholly-owned subsidiary of the Company. TXU Europe Ltd. is a wholly-owned subsidiary of TXU Finance (No. 3) Limited which is a wholly-owned subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings
Company is a wholly-owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         9. RGL. RGL is a wholly-owned subsidiary of TXU Europe Power Limited (in administration) which is a wholly-owned subsidiary of TXU (UK) Holdings Limited a wholly-owned subsidiary of TXU Europe Group plc (in administration) which is a wholly-owned subsidiary of The Energy Group Limited (in administration), which is a wholly-owned subsidiary of TXU Acquisitions Limited (in administration), which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd (in administration) and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe Ltd. is a wholly-owned subsidiary of TXU Finance (No. 3) Limited which is a wholly-owned subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company is a wholly-owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         10. BVAG. BVAG is owned 74.9% by TXU Stadtwerke Holding GmbH & Co KG which is owned 99% by TXU Europe Energy Trading (Nederland) BV and 1% by TXU Europe Energy Trading (Deutschland) GmbH which are both wholly-owned subsidiaries of TXU Europe Energy Trading BV which is a wholly-owned subsidiary of TXU Europe Energy Trading Limited (in administration) which is a wholly-owned subsidiary of TXU (UK) Holdings Limited (in administration) which is a wholly-owned subsidiary of TXU Europe Group plc (in administration) which is a wholly-owned subsidiary of The Energy Group Limited (in administration), which is a wholly-owned subsidiary of TXU Acquisitions Limited (in administration), which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd (in administration) and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe Ltd. is a wholly-owned subsidiary of TXU Finance (No. 3) Limited which is a wholly-owned subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No.
1) Holdings Company owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company is a wholly-owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.


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         ITEM 2. IDENTIFY ANY DEBT OR OTHER FINANCIAL OBLIGATION OF THE FOREIGN
UTILITY COMPANY FOR WHICH THERE IS RECOURSE DIRECTLY OR INDIRECTLY TO THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, TO ANY SYSTEM COMPANY. IDENTIFY SEPARATELY ANY DIRECT OR INDIRECT GUARANTEE OF A SECURITY OF A FOREIGN UTILITY COMPANY BY ANY SYSTEM COMPANY.

         1. TXU Electricity. TXU Electricity is a party to a series of inter-company loan agreements whereby all borrowings are ultimately lent from TXU (No.8) Pty Ltd ("TXU8"). TXU8 in turn lends such borrowings to TXU Electricity as needed. The amounts lent to TXU Electricity have recourse to TXU8 and TXU Australia Holdings Pty Ltd. with regard to third-party lenders.

         2. CMG. On October 1997, CMG entered into a loan with BANORTE, a Mexican bank, for Pesos 20,000,000 (US$ 2,020,000) that has an outstanding balance as of December 31, 2002 of Pesos 9,436,000 (approx. US$ 905,000). On April 1998, CMG entered into another loan with BANORTE for Pesos 52,000,000 (US$ 5,250,000), with the terms being for nine-years with a three-year grace period that has an outstanding balance as of December 31, 2002 of Pesos 36,834,000 (approx. US$ 3,532,000). The assets and permit of CMG are the collateral for the credit.

         3. TXU Networks. TXU Networks is a party to a series of inter-company loan agreements whereby all borrowings are ultimately lent from TXU (No.8) Pty Ltd ("TXU8"). TXU8 in turn lends such borrowings to TXU Networks as needed. The amounts lent to TXU Networks have recourse to TXU8 and TXU Australia Holdings Pty Ltd with regard to third-party lenders.

         4.       TNE.  None.

         5.       Kiel.  None.

         6.       P. E. Carracha. None.

         7.       P. E. Plana.  None.

         8.       Atro Oyj.  None.

         9.       RGL.  None.

         10.      BVAG.  None.

         ITEM 3. IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN A FOREIGN UTILITY COMPANY AND THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, ANY SYSTEM COMPANY. DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD, AND THE FEES OR REVENUES UNDER SUCH CONTRACT(S).

         1. TXU Electricity. TXU Electricity and its affiliate TXU Networks Pty. Ltd. are


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parties to an asset management agreement whereby TXU Networks Pty. Ltd.
constructs and manages facilities on behalf of TXU Electricity. TXU Electricity paid TXU Networks Pty. Ltd. a fee of A$60,057,670.77 (US$ 32,677,378.67) for the construction of such assets and A$75,117,453.79 (US$ 40,871,406.61) for the management of such assets in 2002. Global Customer Solutions ("GCS") and TXU Electricity are parties to a services agreement whereby GCS provides certain call center facilities services, meter reading, billing and credit management to TXU Electricity. TXU Electricity paid GCS a fee of A$19,563,888.08
(US$ 10,644,711.50) for such services in 2002

         2.       CMG.  None.

         3. TXU Networks. TXU Networks and TXU Networks Pty. Ltd. entered into a Network Administration Agreement on September 30, 1999. Under the Network Administration Agreement, TXU Networks Pty. Ltd. is responsible for maintaining, managing and operating TXU Network's gas distribution system. In 2002, TXU Networks paid TXU Networks Pty. Ltd. a fee of A$ 32,745,344.60 (US$ 17,816,742.00) for provision of the networks services under this agreement. TXU Networks and TXU Pty. Ltd. have entered into a Distribution Tariff Agreement under which TXU Pty. Ltd. pays TXU Networks for services provided related to the provision of distribution services to TXU Pty. Ltd's customers. The amount paid for distribution services under this agreement is regulated by the Office of the Regulator General, the authority responsible for regulation of the energy industry in Victoria, Australia.

         4. TNE. TNE and TXU Europe Group plc are parties to a management services agreement whereby TNE provides management services to TXU Europe Group plc in respect of the management of two of its Norwegian hydroelectric generation license holding subsidiaries, Eastern Norge Svartisen AS and Eastern Norge Kobbelv AS. Minimal fees are paid based on the amount of time spent by certain individuals performing these services.

         5. Kiel. Kiel and TXU Europe Energy Trading (Deutschland) GmbH ("TXU EET"), a wholly-owned subsidiary of TXU Europe Energy Trading BV, have entered into an agreement whereby TXU EET provides management and other corporate services to Kiel. Kiel pays TXU EET its costs to perform such services plus eight percent of such costs.

         6. P. E. Carracha. P. E. Carracha and TXU Europe Energy Trading BV ("TXU BV") are parties to an agreement whereby the companies will trade renewable energy produced by the windmill generators when they are completed. No fees were paid to TXU BV during 2002. P. E. Carracha will only pay fees to TXU BV if credits are actually traded and then the fees will be based on market-based rates for renewable credits at the time the credits are traded.

         7. P.E. Plana. P. E. Plana and TXU Europe Energy Trading BV are parties to an agreement whereby the companies will trade renewable energy produced by the windmill generators when they are completed. No fees were paid to TXU BV during 2002. P. E. Plana will only pay fees to TXU BV if credits are actually traded and then the fees will be based on market-based rates for renewable credits at the time the credits are traded.

         8.       Atro Oyj.  None.


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         9.       RGL.  None.

         10.      BVAG.  None.

EXHIBIT A. AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH FOREIGN UTILITY COMPANY TO THE REPORTING PUBLIC-UTILITY COMPANY OR, IN THE EVENT THAT THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, TO SYSTEM PUBLIC UTILITY COMPANIES.

         The organizational chart showing the relationship of TXU Electricity Limited., Compania Mexicana de Gas S.A. de C.V., TXU Networks (Gas) Pty. Ltd., TXU Nordic Energy Oy, Stadtwerke Kiel AG, Parque Eolico La Carracha S.L., Parque Eolico Plana de Jarreta S.L., Atro Oyj, TXU Europe Renewable Generation Limited, and Braunschweiger Versargungs AG to the Company system public-utility companies is incorporated herein by reference and attached hereto as Exhibit A.

                                   SIGNATURE

         The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

                                           TXU Corp.


                                           By: /s/ Peter B. Tinkham
                                               ---------------------------------
                                               Peter B. Tinkham
                                               Secretary/Assistant Treasurer

Date:  May 1, 2003




           ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES-PAGE 10